

Mail Stop 3030

April 15, 2010

Emily Lussier
President, Chief Executive Officer and Director
Silverhill Management Services, Inc.
21 Merrimac Way, Unit B
Tyngsboro, MA 01879

> **Re: Silverhill Management Services, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed April 1, 2010**
> **File No. 333-161052**

Dear Ms. Lussier:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We reissue comment 1 in our letter dated March 19, 2010. We note, for example, the disclosure in the fourth paragraph of page 20.

Description of Business, page 19

Overview, page 19

2.   Given your added disclosure on page 21, we reissue comment 33 in our letter dated September 1, 2009 except for the first bullet point. Also:

- Tell us why you do not provide the consent of the individual you quote. See Rule 436.
- Clarify the relevance of your disclosure regarding Western Europe and the Philippines given the reasonably likely geographic reach of your business.

Selling Shareholders, page 11

3.   We reissue prior comment 2 which sought disclosure in your prospectus. If in response to this comment you elect to provide disclosure similar to your response to prior comment 2, please avoid use of terms defined in exhibits and instead state directly when the lock up agreements expire.

Description of Business, page 19

Our Proposed Business, page 19

4.   Your response to prior comment 4 identifies the material you previously provided as a draft marketing presentation to be used in the future. However, response 1 of your letter dated February 17, 2010 refers to that same material as your business plan.
- If the material *is not* your business plan, we reissue comment 1 in our January 28, 2010 letter which, as part of the analysis of whether this transaction is in substance a primary offering by the registrant attempting to create a market for its stock through the selling stockholders as underwriters, asked you for any business plan developed by the registrant.
- If the material you provided *is* your business plan, we reissue the first sentence of comment 4 in our March 19, 2010 letter to you.

Recent Activities of the Company, page 22

5.   Please disclose the substance of your response to comment 5.

6.   We reissue prior comment 6 which sought disclosure in your document. Also clarify why financing is contingent on "the effectiveness of this Registration Statement."

Exhibits

7.   We reissue prior comment 9 which sought disclosure in your prospectus of the material terms of the agreement, such as those highlighted in the comment. Also disclose what were the "services rendered" that you mention in your response.

Exhibit 5.1

8.   We reissue the last sentence of prior comment 10 because the opinion continues
to refer to a caption that does not appear in your prospectus.

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with
respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
declaring the filing effective, does not relieve the company from its full responsibility
for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
defense in any proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Burton at (202) 551-3626 or Kevin Vaughn at (202) 551-3643 if you have questions regarding the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Eric W. Richardson, Esq.
                Cohen & Richardson, LLP